Exhibit (a)(13)

Tender Offer Glossary of Terms

Tender Offer

A tender offer is a public bid for stockholders to sell their stock. Typically, a tender offer is commenced when the offeror places a summary advertisement, or “tombstone,” in a major national newspaper, and the offer to purchase is printed and mailed to the target company’s stockholders. A tender offer must comply with the rules and regulations of the SEC, which include certain minimum offering periods, withdrawal rights, manner of publication, and other requirements.

Schedule TO

The buyer’s tender offer statement. This is the official legal document that describes the offer, and includes the “offer to purchase,” the document that gets sent to stockholders. It is required to include, among other things, the target’s name; the number of shares sought and the price offered; any conditions attached to the offer; the background of any discussions or other contacts between the buyer and the target; the source and amount of funds the buyer has available for the purpose; the reasons the buyer is making the offer and what it proposes to do if it succeeds; and who is soliciting shares for the buyer. GSK’s schedule TO was filed on May 10.

Schedule 14D-9

The target company’s SEC filing in response to an offer. It is, in effect, a description of the target Board’s recommendation concerning the offer. Whether the Board advises stockholders to accept or reject, the company has to file this schedule. It includes: Who the board members are, which securities they are talking about, and whether they have made any arrangements with the bidder or among their own stockholders. HGS’s 14D-9 was filed yesterday and can be found on the investor relations page of our website.

Offer Date

The day the offer commences, signaled by the mailing of an offer to target stockholders and/or placement of a “tombstone” ad in the national editions of the Wall Street Journal or The New York Times.

Expiration Date

Last date that bidder will accept tendered shares. The SEC’s Williams Act of 1969 requires a 20-business day minimum period for acceptance. The bidder can extend the expiration date.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com., or stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.